

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2018

Duane L. Berlin
Chief Legal Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

> **Re:** **Intersections Inc.**
> **Schedule 13E-3**
> **Schedule 14D-9**
> **Filed on November 29, 2018 by Intersections Inc.**
> **File No. 005-80290**

Dear Mr. Berlin,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment to either or both of the filings is appropriate, please tell us why in a written response.

Schedule 13E-3

The Solicitation or Recommendation, page 11

1. The discussion only addresses fairness of the transaction to the stockholders of Intersections "including [ ] stockholders other than the Rollover Holders." Please conform the disclosure to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to clarify that the fairness determination is directed, as required, to unaffiliated security holders. See Rule 13e-3(a)(4) which defines the term "unaffiliated security holder."

2. Please revise to state, if true, that the Board has produced the fairness determination on behalf of Intersections. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

3. Notwithstanding the exhaustive discussion of the procedural safeguards implemented to assure fairness of the Rule 13e-3 transaction, please revise to include the negative disclosures required by General Instruction E of Schedule 13E-3 or advise. Please specifically address the extent to which the transaction was structured to comply with Item 1014(c)-(e) and provide a statement in response to Item 1014(f), or advise.

Reasons for the Merger…, page 23

4. Please revise to quantify the cost savings associated with Intersection's potential, if not certain, future of no longer having to comply with the federal securities laws and otherwise remaining a publicly held issuer. See Instruction 2 to Item 1013(d) of Regulation M-A.

Persons/Assets Retained, Employed, Compensated or Used, page 39

5. Advise us, with a view towards revised disclosure, how the affiliates have effectuated compliance with Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A. Alternatively, please direct us to where we can locate this required disclosure given that the cross reference to the tender offer disclosures appears insufficient.

Item 13. Financial Statements Consideration

6. Disclosure in Item 13 incorporates by reference information from a section of the Offer to Purchase that is devoid of the actual financial statement information. To the extent that financial information is incorporated by reference into Item 13 of Schedule 13E-3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3, which only relieves the filer from having to file a paper "copy" of the financial information so incorporated.

7. Financial information has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, Intersections is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

Exhibit 99(c)(2)

8. We noticed the disclaimer wherein it appears the financial advisor obligated the Special Committee to whom the presentation was "solely" provided to obtain the financial advisor's prior written consent before making public release of the information. Please revise the

disclosure statement to state, if true, that the financial advisor has consented to the use of its disclosure content – including that which has been filed as a separate exhibit ─ by Intersections for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

<u>Schedule 14D-9</u>

9. While Item 8 of Schedule 13E-3 requires the issuer to provide an analysis of the factors upon which it relied, as the subject company, to produce its fairness determination in compliance with Item 1014(b) of Regulation M-A, Item 4 of Schedule 14D-9 requires the issue to provide reasons ─ as distinguished from factors ─ in support of its recommendation in accordance with Item 1012(b) of Regulation M-A. Advise us, with a view towards revised disclosure, where we can locate the disclosure that complies with these items.

We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Todd E. Lenson